VEON Average and closing rates of functional currencies to USD Index sheet Consolidated VEON 2Q21 2Q20 YoY 2Q21 2Q20 YoY Consolidated VEON Russian Ruble RUB 74.22 72.36 -2.6% 72.37 69.95 -3.5% Customers Euro EUR 0.83 0.91 8.6% 0.84 0.89 5.3% Russia Algerian Dinar DZD 133.37 128.30 -4.0% 134.44 129.11 -4.1% Pakistan Pakistan Rupee PKR 154.32 163.54 5.6% 157.75 167.89 6.0% Algeria Bangladeshi Taka BDT 84.75 84.93 0.2% 84.81 84.93 0.1% Bangladesh Ukrainian Hryvnia UAH 27.59 26.91 -2.5% 27.18 26.69 -1.8% Ukraine Kazakh Tenge KZT 428.41 418.17 -2.4% 427.79 403.83 -5.9% Uzbekistan Uzbekistan Som UZS 10,542.63 10,050.86 -4.9% 10,605.30 10,173.38 -4.2% Armenian Dram AMD 520.18 484.54 -7.4% 495.86 482.36 -2.8% Kyrgyz Som KGS 84.54 77.34 -9.3% 84.66 75.99 -11.4% Georgian Lari GEL 3.33 3.14 -6.0% 3.16 3.06 -3.4% Average rates Closing rates

VEON index page (in USD millions, unless stated otherwise, unaudited) Consolidated* 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 FY16 Pro-forma Warid FY17 FY18 FY19 IFRS 16 FY19** FY20 Total operating revenue 2,097 1,892 1,993 1,998 1,989 2,065 9,040 9,474 9,086 8,863 8,863 7,980 Service revenue 1,978 1,795 1,856 1,842 1,853 1,927 8,700 9,105 8,526 8,240 8,240 7,471 EBITDA 920 809 898 826 875 879 3,268 3,587 3,273 4,215 510 3,704 3,453 EBITDA margin (%) 43.9% 42.7% 45.1% 41.4% 44.0% 42.6% 36.1% 37.9% 36.0% 47.6% 41.8% 43.3% EBIT 407 327 (367) 269 378 374 1,063 1,467 554 2,019 71 1,948 635 Profit/(Loss) before tax 195 243 (534) 122 229 216 316 328 (248) 1,181 (106) 1,287 26 Net income/(loss) attributavle to VEON shareholders 108 156 (620) 8 129 101 2,294 (506) 581 622 (85) 707 (349) Operational CAPEX 1 368 492 354 674 425 505 1,623 1,460 1,415 1,741 1,741 1,889 CAPEX excluding licenses / revenue 17.6% 26.0% 17.8% 33.7% 21.3% 24.4% 18.0% 15.4% 15.6% 19.6% 19.6% 23.7% Capital expenditures (CAPEX) 448 540 437 958 597 727 1,741 1,791 1,934 2,081 305 1,776 2,383 Operational EFCF after licenses 104 (36) 300 (51) (13) 63 317 *Notes: 1 Operational Capex is defined as capex excluding license expenditures and capitalized leases. Operational capex ration is defined as operational capex divided by total revenue. Note: prior year comparatives for capital expenditures are adjusted to reflect correct IFRS 16 impact of prior periods. ** include IFRS 16 adj's

VEON index page (in millions) Mobile customers 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 FY16 FY17 FY18 FY19 FY20 Russia 53.5 49.8 49.7 49.9 50.0 50.1 58.3 58.2 55.3 54.6 49.9 Algeria 14.2 13.9 14.2 14.1 14.1 13.9 16.3 15.0 15.8 14.6 14.1 Pakistan 62.0 62.8 64.2 66.4 69.2 69.8 51.6 53.6 56.2 60.5 66.4 Bangladesh 33.6 32.1 32.8 33.2 34.3 34.4 30.4 31.3 32.3 33.6 33.2 Ukraine 26.0 25.4 25.8 25.9 25.7 25.9 26.1 26.5 26.4 26.2 25.9 Uzbekistan 7.7 7.1 6.8 6.8 6.8 6.8 9.5 9.7 9.1 8.1 6.8 Kazakhstan 9.6 9.4 9.7 9.5 9.5 9.6 9.0 9.8 9.9 10.2 9.5 Other 4.3 4.0 4.1 3.3 3.1 3.2 6.1 6.4 4.9 4.5 3.3 Total 210.9 204.6 207.4 209.1 212.7 213.7 207.2 210.5 209.9 212.4 209.1 Fixed line customers 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 FY16 FY17 FY18 FY19 FY20 Russia 2.7 2.7 2.8 2.8 2.9 2.9 2.2 2.2 2.4 2.6 2.8 Algeria - - - - - - - - - - - Pakistan - - - - - - - - - - - Bangladesh - - - - - - - - - - - Ukraine 1.0 1.0 1.1 1.1 1.2 1.2 0.8 0.8 0.9 1.0 1.1 Uzbekistan 0.0 - - - - - - - - - - Kazakhstan 0.4 0.5 0.5 0.5 0.5 0.5 0.4 0.5 Other 0.1 0.1 0.1 0.0 0.0 0.0 0.1 0.3 0.1 0.1 0.0 Total 4.3 4.3 4.4 4.4 4.5 4.6 3.1 3.5 3.8 4.2 4.4

Russia index page (in USD millions, unless stated otherwise, unaudited) CONSOLIDATED 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 FY16 FY17 FY18 FY19 IFRS 16 FY19** FY20 Total operating revenue 1,020 907 946 945 920 939 4,097 4,728 4,654 4,481 4,481 3,819 EBITDA 427 357 377 343 361 355 1,574 1,789 1,677 1,957 335 1,623 1,504 EBITDA margin (%) 41.9% 39.3% 39.8% 36.3% 39.2% 37.8% 38.4% 37.8% 36.0% 43.7% 36.2% 39.4% Capital expenditures (CAPEX) 188 274 278 624 293 411 662 685 771 1,214 219 995 1,365 Operational CAPEX 1 166 249 217 386 199 297 643 667 742 976 976 1,017 MOBILE 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 FY16 FY17 FY18 FY19 IFRS16 FY19 FY20 Total operating revenues 880 778 815 812 785 803 3,430 4,054 4,085 3,937 3,937 3,285 Service Revenue (Mobile) 795 711 713 698 690 705 3,276 3,843 3,679 3,485 3,485 2,917 Data Revenue (Mobile) 247 224 225 224 225 232 778 1,012 996 972 972 919 Customers (mln) 53.5 49.8 49.7 49.9 50.0 50.1 58.3 58.2 55.3 54.6 54.6 49.9 Mobile data customers (mln) 34.4 31.5 32.4 32.9 33.5 33.9 36.6 38.4 36.8 35.5 35.5 32.9 ARPU (USD) 4.9 4.6 4.8 4.6 4.6 4.7 n.a. n.a. n.a. n.a. n.a. n.a. MOU, min 284 321 327 340 311 321 n.a. n.a. n.a. n.a. n.a. n.a. Churn 3 months active base (quarterly), % 13% 14% 10% 11% 10% 11% n.a. n.a. n.a. n.a. n.a. n.a. MBOU 7,539 8,244 9,355 10,870 12,269 12,803 n.a. n.a. n.a. n.a. n.a. n.a. FIXED-LINE 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 FY16 FY17 FY18 FY19 IFRS16 FY19 FY20 Total operating revenue 140 128 131 133 135 136 667 675 569 543 543 534 Service revenue 138 128 130 128 131 135 665 673 566 539 539 523 Broadband revenue 39 39 37 40 39 42 177 177 163 170 170 155 Broadband customers (mln) 2.7 2.7 2.8 2.8 2.9 2.9 2.2 2.2 2.4 2.6 2.6 2.8 Broadband ARPU (USD) 5.36 4.65 4.70 4.59 4.60 4.75 n.a. n.a. n.a. n.a. n.a. n.a. FTTB revenue 42 37 37 38 39 40 175 175 171 165 165 154 FTTB customers (mln) 2.7 2.7 2.8 2.8 2.8 2.9 2.2 2.2 2.4 2.6 2.6 2.8 FTTB ARPU (USD) 5.2 4.6 4.6 4.5 4.5 4.7 n.a. n.a. n.a. n.a. n.a. n.a. (in RUB millions, unless stated otherwise, unaudited) CONSOLIDATED 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 FY16 FY17 FY18 FY19 IFRS 16 FY19** FY20 Total operating revenue 67,457 65,513 69,580 71,930 68,403 69,596 273,003 275,887 291,539 289,875 289,875 274,480 EBITDA 28,180 25,737 27,685 26,173 26,830 26,298 104,790 104,342 104,717 126,698 21,661 105,037 107,775 EBITDA margin (%) 41.8% 39.3% 39.8% 36.4% 39.2% 37.8% 38.4% 37.8% 35.9% 43.7% 36.2% 39.3% Capital expenditures (CAPEX) 12,423 19,886 20,464 46,943 21,807 30,431 42,697 40,003 48,450 78,345 14,142 64,202 99,716 Operational CAPEX 1 10,943 18,037 15,971 29,110 14,790 22,077 41,432 38,918 46,604 62,918 62,918 74,061 MOBILE 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 FY16 FY17 FY18 FY19 IFRS16 FY19 FY20 Total operating revenues 58,182 56,227 59,917 61,768 58,350 59,511 228,443 236,501 256,008 254,719 254,719 236,093 Service revenue 52,518 51,425 52,445 53,140 51,301 52,264 218,192 224,186 230,123 225,555 225,555 209,527 Data Revenue 16,298 16,201 16,531 17,042 16,729 17,226 51,773 59,041 62,259 62,894 62,894 66,071 Customers (mln) 53.5 49.8 49.7 49.9 50.0 50.1 58.3 58 55 55 55 50 Mobile data customers (mln) 34.4 31.5 32.4 32.9 33.5 33.9 37 38 37 36 36 33 ARPU (RUB) 323 332 350 353 340 348 n.a. n.a. n.a. n.a. n.a. n.a. MOU (min) 284 321 327 340 311 321 n.a. n.a. n.a. n.a. n.a. n.a. Churn 3 months active base (quarterly) (%) 13% 14% 10% 11% 10% 11% n.a. n.a. n.a. n.a. n.a. n.a. MBOU 7,539 8,244 9,355 10,870 12,269 12,803 n.a. n.a. n.a. n.a. n.a. n.a. FIXED-LINE 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 FY16 FY17 FY18 FY19 IFRS16 FY19 FY20 Total operating revenue 9,275 9,287 9,663 10,162 10,052 10,085 44,560 39,386 35,530 35,155 35,155 38,387 Service revenue 9,112 9,220 9,552 9,773 9,741 9,989 44,418 39,271 35,295 34,850 34,850 37,657 Broadband revenue 2,826 2,701 2,831 2,948 2,923 3,030 11,615 10,269 10,340 10,937 10,937 11,306 Broadband customers (mln) 2.7 2.7 2.8 2.8 2.9 2.9 2.2 2.2 2.4 2.6 2.6 2.8 Broadband ARPU (RUB) 356 336 345 350 342 353 n.a. n.a. n.a. n.a. n.a. n.a. FTTB revenue 2,755 2,646 2,758 2,895 2,880 2,996 11,460 10,163 10,221 10,701 10,701 11,054 FTTB customers (mln) 2.7 2.7 2.8 2.8 2.8 2.9 2.2 2.2 2.4 2.6 2.6 2.8 FTTB ARPU (RUB) 348 330 337 344 338 349 n.a. n.a. n.a. n.a. n.a. n.a. Additional KPI's 4G network coverage 86% 87% 87% 88% 89% 89% n.a. n.a. n.a. n.a. n.a. n.a. 4G mobile customer penetration (3 Months active) 40% 43% 46% 48% 49% 51% n.a. n.a. n.a. n.a. n.a. n.a. 1 Operational Capex is defined as capex excluding license expenditures and capitalized leases. Operational capex ration is defined as operational capex divided by total revenue. ** include IFRS 16 adj's

Pakistan index page (in USD millions, unless stated otherwise, unaudited) MOBILE 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 FY16 FY17 FY18 FY19 IFRS 16 FY19** FY20 Total operating revenue 316 288 303 325 347 370 1,450 1,525 1,494 1,320 1,320 1,233 Service revenue 293 266 278 297 318 340 1,364 1,418 1,391 1,228 1,228 1,134 EBITDA 147 133 188 144 156 161 542 703 713 669 47 622 612 EBITDA margin (%) 46.4% 46.1% 62.1% 44.4% 44.9% 43.5% 37.4% 46.1% 47.7% 50.7% 47.2% 49.7% Capital expenditures (CAPEX) 69 88 22 81 94 102 246 535 199 219 -5 224 260 Operational CAPEX 1 68 85 20 76 92 89 246 240 199 213 213 249 Data Revenue 102.2 97.8 107.3 119.0 129.0 135.7 167.9 225 311 370 370 426 Customers (mln) 62.0 62.8 64.2 66.4 69.2 69.8 51.6 53.6 56.2 60.5 60.5 66.4 ARPU (USD) 1.6 1.4 1.4 1.5 1.6 1.6 n.a. n.a. n.a. n.a. n.a. n.a. MOU (min) 500 475 469 472 464 450 n.a. n.a. n.a. n.a. n.a. n.a. Churn 3 months active base (quarterly) (%) 4.1% 3.6% 4.3% 5.0% 3.8% 5.4% n.a. n.a. n.a. n.a. n.a. n.a. MBOU 3,027 3,624 3,941 4,268 4,539 4,940 n.a. n.a. n.a. n.a. n.a. n.a. (in PKR billions, unless stated otherwise, unaudited) MOBILE 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 FY16 FY17 FY18 FY19 IFRS 16 FY19** FY20 Total operating revenue 49.3 47.1 50.7 52.3 55.0 57.2 151.8 161 182 197 197 199 Service revenue 45.7 43.4 46.5 47.8 50.4 52.5 142.8 149 169 184 184 183 EBITDA 22.9 21.7 31.4 23.2 24.7 24.8 56.8 74 87 100 7 93 99 EBITDA margin (%) 46.4% 46.1% 62.0% 44.4% 44.9% 43.4% 37.4% 46.1% 47.8% 50.7% 47.1% 49.8% Capital expenditures (CAPEX) 10.8 14.3 3.7 13.0 15.0 15.7 25.7 56 24 33 1 32 42 Operational CAPEX 1 10.7 13.9 3.3 12.3 14.6 13.7 25.7 25 24 32 32 40 Data Revenue 15.9 16.0 17.9 19.1 20.5 20.9 17.6 24 38 56 56 69 Customers (mln) 62.0 62.8 64.2 66.4 69.2 69.8 51.6 53.6 56.2 60.5 60.5 66.4 ARPU (PKR) 247.3 230.6 241.8 241.4 246.0 249.4 n.a. n.a. n.a. n.a. n.a. n.a. MOU (min) 500 475 469 472 464 450 n.a. n.a. n.a. n.a. n.a. n.a. Churn 3 months active base (quarterly) (%) 4.1% 3.6% 4.3% 5.0% 3.8% 5.4% n.a. n.a. n.a. n.a. n.a. n.a. MBOU 3,027 3,624 3,941 4,268 4,539 4,940 n.a. n.a. n.a. n.a. n.a. n.a. Additional KPI's 4G network coverage 54% 56% 56% 59% 61% 64% n.a. n.a. n.a. n.a. n.a. n.a. 4G mobile customer penetration (3 Months active) 29% 30% 35% 38% 41% 44% n.a. n.a. n.a. n.a. n.a. n.a. 1 Operational Capex is defined as capex excluding license expenditures and capitalized leases. Operational capex ration is defined as operational capex divided by total revenue. ** include IFRS 16 adj's

Algeria index page (in USD millions, unless stated otherwise, unaudited) MOBILE 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 FY16 FY17 FY18 FY19 IFRS 16 FY19** FY20 Total operating revenue 185 160 173 170 159 163 1,040 915 813 775 775 689 Service revenue 184 159 172 169 159 163 1,031 898 801 769 769 685 EBITDA 81 64 79 78 68 71 547 426 363 354 34 320 302 EBITDA margin (%) 43.6% 40.0% 45.6% 46.1% 42.7% 43.4% 52.6% 46.5% 44.7% 45.7% 41.3% 43.9% Capital expenditures (CAPEX) 15 24 26 31 40 46 202 132 107 112 4 108 96 Operational CAPEX 1 15 24 26 30 33 18 165 132 107 108 108 95 Data Revenue 68.3 62.1 64.9 64.5 64.4 67.8 73.1 113 188 232 232 260 Customers (mln) 14.2 13.9 14.2 14.1 14.1 13.9 16.3 15.0 15.8 14.6 14.6 14.1 ARPU (USD) 4.2 3.8 4.1 4.0 3.7 3.9 n.a. n.a. n.a. n.a. n.a. n.a. MOU (min) 448 464 488 482 468 470 n.a. n.a. n.a. n.a. n.a. n.a. Churn 3 months active base (quarterly) (%) 12.8% 9.0% 5.7% 8.2% 7.2% 7.9% n.a. n.a. n.a. n.a. n.a. n.a. MBOU 4,574 5,059 4,961 5,104 5,394 6,287 n.a. n.a. n.a. n.a. n.a. n.a. (in DZD billions, unless stated otherwise, unaudited) MOBILE 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 FY16 FY17 FY18 FY19 IFRS 16 FY19** FY20 Total operating revenue 22.3 20.6 22.3 22.0 21.2 21.8 114 101 95 93 93 87 Service revenue 22.2 20.4 22.1 21.9 21.1 21.7 113 100 93 92 92 87 EBITDA 9.7 8.2 10.2 10.2 9.0 9.5 60 47 42 42 4 38 38 EBITDA margin (%) 43.6% 40.0% 45.6% 46.1% 42.7% 43.5% 52.6% 46.5% 44.7% 45.7% 41.3% 43.9% Capital expenditures (CAPEX) 1.8 3.1 3.4 4.0 5.3 6.1 22 15 13 13 0 13 12 Operational CAPEX 1 1.8 3.0 3.3 4.0 4.4 2.4 18 15 13 13 13 12 Data Revenue 8.2 8.0 8.3 8.4 8.6 9.0 8.0 13 22 28 28 33 Customers (mln) 14.2 13.9 14.2 14.1 14.1 13.9 16.3 15.0 15.8 14.6 14.6 14.1 ARPU (DZD) 512.2 484.2 524.0 513.8 497.3 514.8 n.a. n.a. n.a. n.a. n.a. n.a. MOU (min) 448 464 488 482 468 470 n.a. n.a. n.a. n.a. n.a. n.a. Churn 3 months active base (quarterly) (%) 12.8% 9.0% 5.7% 8.2% 7.2% 7.9% n.a. n.a. n.a. n.a. n.a. n.a. MBOU 4,574 5,059 4,961 5,104 5,394 6,287 n.a. n.a. n.a. n.a. n.a. n.a. Additional KPI's 4G network coverage 41% 44% 47% 52% 61% 62% n.a. n.a. n.a. n.a. n.a. n.a. 4G mobile customer penetration (3 Months active) 36% 37% 38% 40% 43% 45% n.a. n.a. n.a. n.a. 1 Operational Capex is defined as capex excluding license expenditures and capitalized leases. Operational capex ration is defined as operational capex divided by total revenue. ** include IFRS 16 adj's

Bangladesh index page (in USD millions, unless stated otherwise, unaudited) MOBILE 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 FY16 FY17 FY18 FY19 IFRS 16 FY19** FY20 Total operating revenue 137 130 136 134 135 140 621 574 521 537 537 537 Service revenue 134 128 133 131 132 137 606 557 504 525 525 527 EBITDA 59 54 60 55 55 56 267 233 183 222 40 182 228 EBITDA margin (%) 43.0% 41.4% 43.9% 40.9% 41.1% 40.3% 43.1% 40.6% 35.2% 41.4% 34.0% 42.4% Capital expenditures (CAPEX) 48 22 24 65 70 115 137 101 423 96 14 82 158 Operational CAPEX 1 44 15 18 49 26 16 137 101 93 82 82 126 Data Revenue 31.3 34.6 33.3 33.8 35.3 39.9 63 78 87 109 109 133 Customers (mln) 33.6 32.1 32.8 33.2 34.3 34.4 30.4 31.3 32.3 33.6 33.6 33.2 ARPU (USD) 1.3 1.3 1.4 1.3 1.3 1.3 n.a. n.a. n.a. n.a. n.a. n.a. MOU (min) 228.5 211.8 231.3 224.2 222.7 220.2 n.a. n.a. n.a. n.a. n.a. n.a. Churn 3 months active base (quarterly) (%) 7.5% 6.7% 4.8% 7.8% 6.2% 6.3% n.a. n.a. n.a. n.a. n.a. n.a. MBOU 1,936 2,506 2,326 2,422 2,805 3,600 n.a. n.a. n.a. n.a. n.a. n.a. (in BDT billions, unless stated otherwise, unaudited) MOBILE 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 FY16 FY17 FY18 FY19 IFRS 16 FY19** FY20 Total operating revenue 11.6 11.1 11.5 11.4 11.4 11.8 48.7 46 44 45 45 46 Service revenue 11.4 10.9 11.3 11.1 11.2 11.6 47.5 45 42 44 44 45 EBITDA 5.0 4.6 5.1 4.6 4.7 4.8 21.0 19 15 19 3 15 19 EBITDA margin (%) 43.0% 41.4% 43.9% 40.9% 41.1% 40.3% 43.1% 40.5% 35.2% 41.4% 34.0% 42.4% Capital expenditures (CAPEX) 4.0 1.9 2.0 5.5 6.0 9.7 10.7 8 35 8 1 7 13 Operational CAPEX 1 3.7 1.3 1.6 4.1 2.2 1.3 10.7 8 8 7 7 11 Data Revenue 2.7 2.9 2.8 2.9 3.0 3.4 4.9 6 7 9 9 11 Customers (mln) 33.6 32.1 32.8 33.2 34.3 34.4 30.4 31.3 32.3 33.6 33.6 33.2 ARPU (BDT) 113 110 116 112 111 113 n.a. n.a. n.a. n.a. n.a. n.a. MOU (min) 228 212 231 224 223 220 n.a. n.a. n.a. n.a. n.a. n.a. Churn 3 months active base (quarterly) (%) 7.5% 6.7% 4.8% 7.8% 6.2% 6.3% n.a. n.a. n.a. n.a. n.a. n.a. MBOU 1,936 2,506 2,326 2,422 2,805 3,600 n.a. n.a. n.a. n.a. n.a. n.a. Additional KPI's 4G network coverage 52% 52% 53% 60% 67% 68% n.a. n.a. n.a. n.a. n.a. n.a. 4G mobile customer penetration (3 Months active) 17% 20% 21% 24% 26% 29% n.a. n.a. n.a. n.a. n.a. n.a. 1 Operational Capex is defined as capex excluding license expenditures and capitalized leases. Operational capex ration is defined as operational capex divided by total revenue. ** include IFRS 16 adj's

Ukraine index page (in USD millions, unless stated otherwise, unaudited) CONSOLIDATED 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 FY16 FY17 FY18 FY19 IFRS 16 FY19** FY20 Total operating revenue 238 223 236 237 245 257 586 622 688 870 870 933 EBITDA 161 151 160 157 167 173 306 347 387 572 24 548 630 EBITDA margin (%) 67.8% 67.8% 67.8% 66.5% 68.1% 67.4% 52.3% 55.7% 56.3% 65.7% 63.0% 67.5% Capital expenditures (CAPEX) 64 66 46 61 57 13 106 114 275 202 45 156 237 Operational CAPEX 1 38 58 39 44 39 53 104 98 115 156 156 179 MOBILE 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 FY16 FY17 FY18 FY19 IFRS16 FY19 FY20 Total operating revenue 221 208 220 220 227 239 545 580 644 812 812 869 Service revenue 221 208 220 220 227 239 542 577 641 812 812 869 Data Revenue 119.7 117.0 124.7 127.2 137.2 143.0 95 154 263 421 421 489 Customers (mln) 26.0 25.4 25.8 25.9 25.7 25.9 26.1 26.5 26.4 26.2 26.2 25.9 ARPU (USD) 2.8 2.7 2.8 2.8 2.9 3.1 n.a. n.a. n.a. n.a. n.a. n.a. MOU (min) 603 641 621 651 633 620 n.a. n.a. n.a. n.a. n.a. n.a. Churn 3 months active base (quarterly) (%) 4.2% 5.4% 2.6% 3.6% 3.9% 2.9% n.a. n.a. n.a. n.a. n.a. n.a. FIXED-LINE 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 FY16 FY17 FY18 FY19 IFRS16 FY19 FY20 Total operating revenue 15 14 14 15 16 17 41 43 44 52 52 59 Service revenue 15 14 14 15 16 17 41 43 44 52 52 59 Broadband revenue 10 10 9 10 10 11 24 26 27 34 34 38 Broadband customers (mln) 1.0 1.0 1.1 1.1 1.2 1.2 0.8 0.8 0.9 1.0 0.9 1.1 Broadband ARPU (USD) 3.2 3.1 2.9 2.9 3.1 3.1 n.a n.a n.a n.a n.a n.a (in UAH millions, unless stated otherwise, unaudited) CONSOLIDATED 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 FY16 FY17 FY18 FY19 IFRS 16 FY19** FY20 Total operating revenue 5,950 6,009 6,502 6,697 6,842 7,094 14,960 16,542 18,719 22,392 22,392 25,158 EBITDA 4,040 4,075 4,411 4,452 4,658 4,783 7,811 9,221 10,529 14,683 607 14,076 16,979 EBITDA margin (%) 67.9% 67.8% 67.8% 66.5% 68.1% 67.4% 52.2% 55.7% 56.2% 65.6% 62.9% 67.5% Capital expenditures (CAPEX) 1,609 1,771 1,271 1,718 1,593 355 2,723 3,023 7,322 5,134 1,138 3,996 6,370 Operational CAPEX 1 964 1,561 1,076 1,251 1,077 1,462 2,672 2,618 3,100 3,972 3,972 4,851 MOBILE 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 FY16 FY17 FY18 FY19 IFRS16 FY19 FY20 Total operating revenue 5,530 5,593 6,065 6,229 6,357 6,597 13,908 15,411 17,513 20,903 20,903 23,418 Service revenue 5,530 5,593 6,065 6,229 6,357 6,597 13,851 15,338 17,421 20,903 20,903 23,418 Data Revenue 3,004 3,149 3,443 3,595 3,837 3,946 2,429 4,103 7,177 10,847 10,847 13,191 Customers (mln) 26.0 25.4 25.8 25.9 25.7 25.9 26.1 26.5 26.4 26.2 26.2 25.9 ARPU (UAH) 70.3 72.4 78.5 79.8 81.6 84.3 n.a. n.a. n.a. n.a. n.a. n.a. MOU (min) 603 641 621 651 633 620 n.a. n.a. n.a. n.a. n.a. n.a. Churn 3 months active base (quarterly) (%) 4.2% 5.4% 2.6% 3.6% 3.9% 2.9% n.a. n.a. n.a. n.a. n.a. n.a. FIXED-LINE 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 FY16 FY17 FY18 FY19 IFRS16 FY19 FY20 Total operating revenue 384 388 399 430 451 464 1,052 1,132 1,206 1,350 1,350 1,602 Service revenue 384 388 399 430 451 464 1,052 1,132 1,206 1,350 1,350 1,602 Broadband revenue 248 257 259 266 291 295 604 678 741 864 864 1,030 Broadband customers (mln) 1.0 1.0 1.1 1.1 1.2 1.2 0.8 0.8 0.9 1.0 1.0 1.1 Broadband ARPU (UAH) 81.0 82.6 81.3 80.5 85.3 85.0 n.a n.a n.a n.a n.a n.a Additional KPI's 4G network coverage 77% 81% 84% 86% 87% 89% n.a. n.a. n.a. n.a. n.a. n.a. 4G mobile customer penetration 30% 31% 36% 36% 38% 40% n.a. n.a. n.a. n.a. n.a. n.a. 1 Operational Capex is defined as capex excluding license expenditures and capitalized leases. Operational capex ration is defined as operational capex divided by total revenue. ** include IFRS 16 adj's

Uzbekistan index page (in USD millions, unless stated otherwise, unaudited) CONSOLIDATED 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 FY16 FY17 FY18 FY19 IFRS 16 FY19** FY20 Total operating revenue 55 48 48 47 45 47 663 513 315 258 258 198 EBITDA 25.4 20.1 5.7 17.0 22.3 18.0 395 261 136 136 4 132 68 EBITDA margin (%) 46.4% 42.0% 11.9% 36.0% 49.5% 38.2% 59.6% 50.9% 43.3% 52.8% 51.1% 34.5% Capital expenditures (CAPEX) 7 23 15 18 16 8 174 63 39 59 7 53 63 Operational CAPEX 1 5 21 12 14 12 3 174 63 39 53 53 52 MOBILE 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 FY16 FY17 FY18 FY19 IFRS16 FY19 FY20 Total operating revenue 54 47 48 47 45 47 659 510 313 256 256 196 Service revenue 54 47 48 47 45 47 659 509 312 255 255 196 Data Revenue 31.3 25.3 26.0 28.5 28.7 30.7 152 127.9 108.1 119.8 119.8 111.0 Customers (mln) 7.7 7.1 6.8 6.8 6.8 6.8 9.5 9.7 9.1 8.1 8.1 6.8 ARPU (USD) 2.3 2.1 2.3 2.3 2.2 2.3 n.a. n.a. n.a. n.a. n.a. n.a. MOU (min) 598 642 692 674 681 733 n.a. n.a. n.a. n.a. n.a. n.a. Churn 3 months active base (quarterly) (%) 17% 20% 16% 14% 13% 13% n.a. n.a. n.a. n.a. n.a. n.a. FIXED-LINE 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 FY16 FY17 FY18 FY19 IFRS16 FY19 FY20 Total operating revenue 0.3 0.3 0.3 0.3 0.2 0.2 4.5 3.3 2.2 1.5 1.5 1.1 Service revenue 0.3 0.3 0.3 0.3 0.2 0.2 4.5 3.3 2.2 1.5 1.5 1.1 (in UZS billions, unless stated otherwise, unaudited) CONSOLIDATED 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 FY16 FY17 FY18 FY19 IFRS 16 FY19** FY20 Total operating revenue 522 480 492 492 474 495 1,967 2,342 2,538 2,275 2,275 1,985 EBITDA 242 202 59 177 235 189 1,173 1,160 1,098 1,204 39 1,165 680 EBITDA margin (%) 46.4% 42.0% 12.0% 36.0% 49.5% 38.2% 59.6% 49.5% 43.3% 52.9% 51.2% 34.2% Capital expenditures (CAPEX) 63 232 152 187 170 88 533 304 315 511 56 455 633 Operational CAPEX 1 49 212 122 146 128 34 533 304 315 455 455 529 MOBILE 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 FY16 FY17 FY18 FY19 IFRS16 FY19 FY20 Total operating revenue 518 477 488 488 470 492 1,954 2,327 2,520 2,258 2,258 1,970 Service revenue 515 476 488 487 470 492 1,953 2,323 2,517 2,252 2,252 1,967 Data Revenue 298.1 253.9 266.0 296.1 301.5 323.1 452 585.1 872 1,060 1,060 1,114 Customers (mln) 7.7 7.1 6.8 6.8 6.8 6.8 9.5 9.7 9.1 8.1 8.1 6.8 ARPU (UZS) 21,573 21,282 23,087 23,531 22,850 23,932 n.a. n.a. n.a. n.a. n.a. n.a. MOU (min) 598 642 692 674 681 733 n.a. n.a. n.a. n.a. n.a. n.a. Churn 3 months active base (quarterly) (%) 17% 20% 16% 14% 13% 13% n.a. n.a. n.a. n.a. n.a. n.a. FIXED-LINE 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 FY16 FY17 FY18 FY19 IFRS16 FY19 FY20 Total operating revenue 3.1 2.9 2.7 2.7 2.5 2.2 13.3 15.1 17.6 13.5 13 11 Service revenue 3.1 2.9 2.7 2.7 2.5 2.2 13.2 15.0 17.4 13.2 13 11 Additional KPI's 4G network coverage 26% 34% 47% 52% 60% 61% n.a. n.a. n.a. n.a. n.a. n.a. 4G mobile customer penetration (3 Months active) 37% 39% 43% 46% 50% 54% n.a. n.a. n.a. n.a. 1 Operational Capex is defined as capex excluding license expenditures and capitalized leases. Operational capex ration is defined as operational capex divided by total revenue. ** include IFRS 16 adj's

Kazakhstan index page (in USD millions, unless stated otherwise, unaudited) CONSOLIDATED 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 FY16 FY17 FY18 FY19 IFRS 16 FY19** FY20 Total operating revenue 118 111 122 128 128 137 364 416 441 486 486 479 EBITDA 63 61 64 76 66 72 161 180 206 270 17 254 265 EBITDA margin (%) 53.6% 54.7% 52.9% 59.7% 51.5% 52.3% 44.2% 43.2% 46.8% 55.6% 52.2% 55.3% Capital expenditures (CAPEX) 45 30 20 53 22 27 152 75 66 126 6 120 147 Operational CAPEX 1 25 28 17 49 21 24 78 75 66 108 108 119 MOBILE 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 FY16 FY17 FY18 FY19 IFRS16 FY19 FY20 Total operating revenue 99 92 102 107 106 115 304 340 367 419 419 401 Service revenue 98 92 100 103 102 111 299 339 363 378 378 392 Data Revenue 47.8 47.7 50.3 53.5 57.5 65.2 77 97 115 157 157 199 Customers (mln) 9.6 9.4 9.7 9.5 9.5 9.6 9.0 9.8 9.9 10.2 10.2 9.5 ARPU (USD) 3.3 3.2 3.5 3.5 3.6 3.9 n.a. n.a. n.a. n.a. n.a. n.a. n.a. MOU (min) 298 332 336 322 311 334 n.a. n.a. n.a. n.a. n.a. n.a. n.a. Churn 3 months active base (quarterly) (%) 16.2% 9.1% 7.2% 10.7% 7.7% 6.0% n.a. n.a. n.a. n.a. n.a. n.a. n.a. FIXED-LINE 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 FY16 FY17 FY18 FY19 IFRS16 FY19 FY20 Total operating revenue 18 19 20 21 22 23 60 75 73 67 67 78 Service revenue 18 19 20 21 22 23 60 75 73 66 66 78 Broadband revenue 8 9 9 9 10 10 35 42 34 34 34 34 Broadband customers (mln) 0.4 0.5 0.5 0.5 0.5 0.5 0.3 0.3 0.4 0.4 0.4 0.5 Broadband ARPU (USD) 6.0 6.3 6.5 6.4 6.7 6.8 n.a n.a n.a n.a n.a n.a n.a (in KZT millions, unless stated otherwise, unaudited) CONSOLIDATED 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 FY16 FY17 FY18 FY19 IFRS 16 FY19** FY20 Total operating revenue 45,954 46,361 50,949 54,511 53,702 58,855 124,253 135,613 151,798 186,039 186,039 197,775 EBITDA 24,628 25,325 26,933 32,488 27,678 30,796 54,825 58,546 71,119 103,454 6,429 97,025 109,373 EBITDA margin (%) 53.6% 54.6% 52.9% 59.6% 51.5% 52.3% 44.1% 43.2% 46.9% 55.6% 52.2% 55.3% Capital expenditures (CAPEX) 18,339 12,400 8,249 22,259 9,168 11,554 52,408 24,702 22,856 48,395 2,175 46,220 61,247 Operational CAPEX 1 9,914 11,610 7,088 20,883 8,652 10,232 26,408 24,702 22,856 41,383 41,383 49,495 MOBILE 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 FY16 FY17 FY18 FY19 IFRS16 FY19 FY20 Total operating revenue 38,812 38,583 42,547 45,547 44,490 49,157 103,664 111,023 126,511 160,545 160,545 165,489 Service revenue 38,213 38,336 41,643 43,681 42,976 47,700 102,079 110,621 125,125 144,925 144,925 161,873 Data Revenue 18,635.8 19,921.6 21,025.0 22,800.6 24,157.3 27,929.2 26,100 31,650 39,789 59,986 59,986 82,383 Customers (mln) 9.6 9.4 9.7 9.5 9.5 9.6 9.0 9.8 9.9 10.2 10.2 9.5 ARPU (KZT) 1,283.1 1,341.5 1,448.4 1,501.4 1,501.0 1,658.8 n.a. n.a. n.a. n.a. n.a. n.a. n.a. MOU (min) 298 332 336 322 311 334 n.a. n.a. n.a. n.a. n.a. n.a. n.a. Churn 3 months active base (quarterly) (%) 16.2% 9.1% 7.2% 10.7% 7.7% 6.0% n.a. n.a. n.a. n.a. n.a. n.a. n.a. FIXED-LINE 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 FY16 FY17 FY18 FY19 IFRS16 FY19 FY20 Total operating revenue 7,143 7,778 8,402 8,964 9,212 9,698 20,590 24,590 25,287 25,495 25,495 32,286 Service revenue 7,116 7,759 8,380 8,943 9,191 9,649 20,556 24,547 25,228 25,423 25,423 32,198 Broadband revenue 3,329 3,579 3,773 3,891 4,173 4,465 12,107 13,649 11,720 12,947 12,947 14,572 Broadband customers (mln) 0.44 0.46 0.46 0.49 0.51 0.52 0.3 0.3 0.4 0.4 0.4 0.5 Broadband ARPU (KZT) 2,589 2,641 2,716 2,727 2,797 2,913 n.a n.a n.a n.a n.a n.a n.a Additional KPI's 4G network coverage 69% 72% 75% 76% 77% 79% n.a. n.a. n.a. n.a. n.a. n.a. 4G mobile customer penetration 44% 44% 44% 50% 56% 59% n.a. n.a. n.a. n.a. n.a. n.a. 1 Operational Capex is defined as capex excluding license expenditures and capitalized leases. Operational capex ration is defined as operational capex divided by total revenue. ** include IFRS 16 adj's